SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches New Class on VARIG and Enhances
In-Flight Service on Domestic Routes

São Paulo, October 10, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline company, announces it is launching alow a new "Comfort Class" on VARIG’s medium-haul international flights.

Beginning October 16, 2008, flights from Rio de Janeiro (Tom Jobim-Galeão) and São Paulo (Guarulhos) to Bogotá, Caracas and Santiago served by VARIG’s Boeing 737-800 Next Generation aircraft will offer the new Comfort Class, which provides passengers with a number of important benefits, including more legroom between seats, increased privacy, a 25 percent bonus to accumulated SMILES miles, additional meal choices and on-demand entertainment during the flight.

“ The Comfort Class aims to not only increase our passengers comfort during the flight but throughout their entire trip,” says Tarcísio Gargioni, GOL’s vice president – marketing and services.

Comfort Class passengers will also have access to an exclusive check-in desk and priority boarding.
Passengers’ luggage, which has an extra ten kilo allowance, will also be the first loaded to the aircraft’s cargo bay. Additionally, Comfort Class customers can wait for their flight in the Company’s International SMILES VIP lounges in Brazil (Guarulhos and Tom Jobim-Galeão airports) or in partner airlines’ VIP lounges including Avianca’s Bogotá lounge, American Airlines' Caracas lounge, and LanAirlines’ Airlines’ Santiago lounge.

Once onboard, service in the Comfort Class includes an advanced system of individual on board entertainment: the Portable Entertainment Appliance (PEA). Through an easy-to-use touch screen, the PEA offers digital images and sound, providing customers with an interactive electronic system where they can view feature films, variety programs, sitcoms, cartoons, video clips and a wide range of music and games.

Comfort Class also provides customers with increased meal options, allowing passengers to choose between hot meals from a wide variety of international cuisines or lighter meals prepared with the health-conscience traveler in mind. The service also includes wine, beer and a variety of other beverages.

” In addition, the cabin crew will provide passengers with portable foot massage units and anti-stress balls during the flight,” adds Gargioni "Through the addition of the Comfort Class, we are aiming to make VARIG the first choice for medium-haul flights in South America.”

Comfort Class tickets are available for purchase on VARIG’s website (www.varig.com).

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Domestic market

GOL has also enhanced its in-flight service offering on domestic flights. Beginning October 19, the Company will provide customers with a variety of snacks, beverages and candy on shorter flights. On trips exceeding two hours, the Company will offer sandwiches or snacks as well as beverages and candy.

“GOL will continue operating on its low-cost management platform and offering lower fares, but will provide customers with a variety of new services,” says Gargioni. "We are adding additional amenities to our in-flight service in response to company-sponsored customer research but are always working to maintain the low-cost structure the Company was founded on.”

To develop the new service offerings, GOL analyzed departure and arrival times, market profiles, supply bases and catering logistics. The result is a product that maintains the same unit cost per passenger but is tailored to each route and connection.

“Our customer will rarely find the same snack on-board our aircraft, including those with multiple connections,” adds Gargioni.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A
IR

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), which controls VRG Linhas Aéreas S.A., offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company´s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL..
These are merely projections and, as such, are based exclusively on the expectations of GOL´s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.